UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Noah Education Holdings Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G65415 104
(CUSIP Number)
July 3, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G65415 104

1	NAMES OF REPORTING PERSONS Sunshine Nation Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		2,647,743 ordinary shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,647,743 ordinary shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,647,743 ordinary shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G65415 104

1	NAMES OF REPORTING PERSONS Siyuan DU

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF		2,647,743 ordinary shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,647,743 ordinary shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,647,743 ordinary shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1(a).	NAME OF ISSUER:
Noah Education Holdings Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Sunshine Nation Limited
Siyuan Du

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Sunshine Nation Limited
c/o Siyuan DU
Little Star Education Group, 5th Floor
Wu Yi Xin Gan Xian
717 Wu Yi Road, Tianxin District
Changsha, Hunan 410005
People’s Republic of China
Siyuan DU
c/o Little Star Education Group, 5th Floor
Wu Yi Xin Gan Xian
717 Wu Yi Road, Tianxin District
Changsha, Hunan 410005
People’s Republic of China

ITEM 2(c)	CITIZENSHIP:
Sunshine Nation Limited — British Virgin Islands
Siyuan DU — Canada

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary shares, par value $0.00005 per share

ITEM 2(e).	CUSIP NUMBER:
G65415 104 (ordinary shares)

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

			Sole power	Shared power	Sole power to	Shared power to
	Amount		to vote	to vote or	dispose or to	dispose or to
	beneficially	Percent	or direct	to direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Sunshine Nation	2,647,743	6.6%	2,647,743	0	2,647,743	0
Limited Siyuan Du	2,647,743	6.6%	2,647,743	0	2,647,743	0
On July 3, 2009, Sunshine Nation Limited became the record owner of 2,647,743 ordinary shares of the Issuer. Siyuan Du is the sole owner and director of Sunshine Nation Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Siyuan Du may be deemed to beneficially own all of the shares held by Sunshine Nation Limited.
Tianming Du, an executive officer of the Issuer, and Siyuan Du are father and daughter. Tianming Du may be deemed to have beneficial ownership over the shares held by Siyuan Du. Tianming Du expressly disclaims such beneficial ownership of the shares beneficially owned by Siyuan Du.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

ITEM 10.	CERTIFICATIONS:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2009

Sunshine Nation Limited	By:	/s/ Siyuan Du
		Name:	Siyuan Du
		Title:	Director

Siyuan Du	/s/ Siyuan Du
Siyuan Du

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.
Dated: July 10, 2009

Sunshine Nation Limited	By:	/s/ Siyuan Du
		Name:	Siyuan Du
		Title:	Director

Siyuan Du	/s/ Siyuan Du
Siyuan Du